FILED BY US AIRWAYS GROUP, INC.
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
AND DEEMED FILED PURSUANT TO RULE 14a-12
UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: AMERICA WEST HOLDINGS CORPORATION
COMMISSION FILE NO. 1-12649

The following letter was sent to selected US Airways Dividend Miles:

Dear XXXXX
Dividend Miles #: XXXXXXX

After months of planning, the merger of US Airways and America West is almost upon us, and if all goes as planned our companies will formally merge within the next two weeks. We couldn't be more excited about this important milestone in aviation history and I want to take a moment to communicate a couple of things for you to know as we prepare for day one of the merged airlines.

First, I want to pass along the sincere gratitude of our 28,000 employees at US Airways and US Airways Express. You meet some of these fantastic people every time you fly with us, and I am honored to be a colleague of some of the finest aviation professionals in the business. All of us recognize that you are part of a distinctive group of travelers that make up the heart and soul of US Airways. Quite simply, Preferred members fly more frequently and generate a significant portion of our revenue. We value the business you bring us, and we thank you for putting your trust in us to help you succeed in your own business. Thank you for working with us for so many years.

The second reason I'm writing to you is to ask for your continued support as we implement the merger. You've undoubtedly heard the line in our recent communications that "merging two airlines is a complex task." Well, it's true. Our number one marketing priority has been to create a seamless transition for our Preferred members, from day one. To meet this goal, we've had literally hundreds of people from numerous companies working tirelessly since June on integrating our systems. We're confident that we will be successful, and that you will be able to complete almost all required transactions on day one as easily as you do today.

However, as with any integration that involves complex information technology work and systems integration, we ask that you "pardon our dust" if, in fact, you do encounter a slightly more rudimentary process than you might be used to. We would rather be upfront with you about what we can deliver on day one, and while it is our goal to provide "one face" to the customer immediately, we know there will be bumps along the road (or perhaps "minor turbulence along the flight path"). More important than everything working perfectly on day one will be our attitude and response to any mishaps, and you have my personal commitment that we are ready to respond to any issues quickly and handle them appropriately so you can be on your way.

To that end we are taking the following steps to ensure our cutover goes smoothly on day one of the merger:

  -   Our Chairman's Preferred Liaisons and other Preferred Desk staff are trained and ready to assist you when you call, starting on day one;
  -   For the first few months, we will still have two web sites, usairways.com and americawest.com. Eventually, we will have a single web site, but in the short term, continue to use usairways.com as you have always done. If you want to seek out new flight options not available at usairways.com, then move to americawest.com.
  -   We've created a dedicated Preferred e-mail address elitemerger@usairways.com for you to send us your comments about the merger, which will be activated on day one. Once we announce complete details on the new benefits and services of the merger as early as next week, we will begin to respond to your e-mails.
  -   We've built manual back-up plans for things like upgrades, in case our systems are unable to automatically process certain transactions.

From you, we ask for three things:

  -   First, please read and save the e-mails we'll send you over the next several weeks. They will have important information to help make your travel and planning work smoothly and will answer almost any question you have about the new airline.
  -   Second, look for a specific and very detailed communication regarding our combined company's frequent flyer program, including information for Preferred members.
  -   Finally, continue to fly with us and look forward to a significantly expanded route network system and the same extraordinary benefits you've always enjoyed with US Airways.

Thank you again for flying with us so regularly, for being our best customers, and for your patience as we create the only airline you'll ever need for business and leisure travel worldwide.

With warm regards,

Andrew Nocella
Senior Vice President, Planning

P.S. Here's one more tip: Continue to use usairways.com as you have in the past. Over the next several months, we'll be adding new destinations and routes available for purchase online. If you don't see the destination you want that the new, combined airline serves, visit americawest.com to make your reservation. We will eventually be merging websites, and we will give you plenty of notice before this happens.

Forward-Looking Statements
All statements other than statements of historical fact may be considered forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We urge you to read cautionary language regarding forward-looking statements, including factors that may cause actual results and/or outcomes to differ from the forward-looking statements, located in our filings with the Securities and Exchange Commission, including in the registration statement on Form S-4, as amended, filed with the Securities and Exchange Commission on August 11, 2005, which can be found on our respective websites at http://www.americawest.com and http://www.usairways.com.

ADDITIONAL INFORMATION AND WHERE TO FIND IT
In connection with the proposed merger transaction, US Airways Group has filed a Registration Statement on Form S-4 (Registration No. 333-126162), which includes a proxy statement of America West Holdings, and other documents with the Securities and Exchange Commission. The proxy statement/prospectus was mailed to stockholders of America West Holdings after the registration statement was declared effective by the SEC on August 11, 2005. WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS AND OTHER RELATED MATERIALS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors may obtain free copies of the registration statement and proxy statement/prospectus as well as other filed documents containing information about US Airways Group and America West Holdings at http://www.sec.gov, the SEC's website. Free copies of America West Holdings' SEC filings are also available on America West Holdings' website at http://www.shareholder.com/americawest/edgar.cfm, or by request to Investor Relations, America West Holdings Corporation, 111 West Rio Salado Pkwy, Tempe, Arizona 85281. Free copies of US Airways Group's SEC filings are also available on US Airways Group's website at http://investor.usairways.com/edgar.cfm or by request to Investor Relations, US Airways Group, Inc., 2345 Crystal Drive, Arlington, VA 22227.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

PARTICIPANTS IN THE SOLICITATION
America West Holdings, US Airways Group and their respective executive officers and directors may be deemed, under SEC rules, to be participants in the solicitation of proxies from America West Holdings' stockholders with respect to the proposed transaction. Information regarding the officers and directors of America West Holdings is included in its definitive proxy statement for its 2005 Annual Meeting filed with the SEC on April 15, 2005. Information regarding the officers and directors of US Airways Group is included in its 2004 Annual Report filed with the SEC on Form 10-K on March 1, 2005. More detailed information regarding the identity of potential participants, and their interests in the solicitation, is set forth in the registration statement and proxy statement and other materials filed with the SEC in connection with the proposed transaction.